





# RAPID tests for EARLIER treatments

**Investor Presentation**

# Forward-Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products.  Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

# Investment Highlights

- Develops, Manufactures & Markets Point-of-Care Diagnostic Tests

- Robust pipeline of POC diagnostics for infectious diseases based on lateral flow and proprietary DPP® platforms.

- 2011 product revenues increased by 29%. Three consecutive years of profitability

- $7 billion POC test market the fastest growing segment of $40 billion dollar in-vitro diagnostic market

- Key license and distribution partners in U.S. and South America driving revenue growth and multiple opportunities for additional strategic partnerships

- Seasoned management team with relevant industry and financial experience



# Our Business Strategy



**ESTABLISH Chembio-DPP® Brand Serving Public Health & Related Markets**

**CONTINUE to Increase Revenue and Profitability Growth to Drive Shareholder Value**

**COLLABORATE to Address New Market Opportunities by Leveraging our IP, Core Development and Manufacturing Competencies**

# POCTs - A Growing Global Market
## *Converting Lab Tests to POC and Creating New Markets*



**Global Point-of-Care Test (POCT) Market**

$7 Billion

$40 Billion

**In-Vitro Diagnostics Market**

### POC HIV Test Markets

- Current Professional Market Estimate:
  - $200MM Global - $60MM US
  - US Growing @ 10%+ per annum
- Potential US HIV OTC (Self-testing) Market Estimates:
  - $150MM - $500MM

### Other Current & Potential U.S. POCT Markets

- Syphilis POCT Market
  - Estimated $75MM
- Hepatitis-C POCT Market
  - Estimated $100MM
- Veterinary POCT
  - Current $100MM

CHEMBIO

# FDA-Approved Lateral Flow HIV Tests Sold Globally

- ## Essential Tool in Prevention Efforts Globally
  - 50,000 New Cases of HIV Annually Still in U.S.
  - Estimated that >20% of HIV-Positive Individuals in U.S. unaware of their status

- ## Marketed Exclusively in U.S. Professional Market by Alere, Inc. (NYSE: ALR)
  - Chembio's U.S. Market Sales (to Alere) Increased by 36.5% in 2011 to $7.2MM
  - Sold Through Distribution Ex-U.S.

- ## Pre-IDE Studies Ongoing for OTC "Barrel" HIV Test



**STAT- PAK®
Cassette Format**



**Sure Check® Barrel
Format**

# U.S. Rapid HIV Test Market* - Solid Growth Since 2006 with New CDC Testing Recommendations

| | Complete (Ex-U.S. Chembio Sure Check®) | HIV 1/2 STAT-PAK® | DPP® HIV Screen | OraQuick® Advance | Uni-Gold® |
|---|---|---|---|---|---|
| |  | |  | |  |
| Manufacturer | Chembio Medford, NY | Chembio Medford, NY | Chembio Medford, NY | Orasure Bethlehem, PA | Trinity Biotech, Dublin Ireland |
| FDA Approval Date | 2006 | 2006 | Clinical trials 98% Completed | 2003 | 2003 |
| Technology | Lateral Flow & Unitized Barrel Device | Lateral Flow | Dual Path Platform with Saved Sample System | Lateral Flow | Lateral Flow |
| Est. US Market Shr. | 8% | 12% | N/A | 65% | 15% |
| Sample Types | All Blood Matrices | All Blood Matrices | Oral Fluid & All Blood Matrices | Oral Fluid, Whole Blood, Plasma; not serum | All Blood Matrices |
| True IgG Control | Yes | Yes | Yes | Yes | No |
| Sample Size (in microliters) | 2.5 | 5 | 5 | 5 | 40 |
| HIV-2 Detection | Yes | Yes | Yes | Yes | No |

*Does not include tests that are not CLIA waived*

CHEMBIO

# CHEMBIO PATENTED TECHNOLOGY: DUAL PATH PLATFORM (DPP®)

- A Patented Platform Technology with a Multitude of Potential Diagnostic Applications
- Improves Performance (Sensitivity and Specificity)
  - Features Independent Sample Path and Direct Binding
  - Enables Improved Multiplex Products



2
DPP HIV 1/2
Tampão
1 2 3 4 5 C
ID
1
Amostra
+
Tampão
Bio-Manguinhos
CHEMBIO


MULTIPLEX DPP®



Conjugate Pad
DPP®
Sample




Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow


**Foundational DPP Patent issued in U.S.; Additional patents issued or pending in U.S. & many foreign jurisdictions**

# Supply, License & Technology Transfer Contracts with Brazil's Oswaldo Cruz Foundation (FIOCRUZ)



- Five Contracts with Aggregate $23MM of Minimum Purchases, All Products Approved in Brazil 2010-11

- $4.3MM Revenues in 2011 >$9MM Anticipated in 2012

- Possible New Products and Collaborations with FIOCRUZ & Others in Brazil






# Branded Product : DPP® HIV Screening Assay For Use with Oral Fluid or Blood Samples

- Clinical Trials Being Completed
- Anticipated FDA PMA Approval in 2012
- Market Launch 2013
- Improved Performance & Features Compared to Market Leader


DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
A Rapid Qualitative Screening Assay
for the Detection of Antibodies to HIV 1/2 in
Oral Fluids, Whole Blood (Venous or Finger-stick),
Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
Buffer
T C
ID
Sample Buffer

# Branded Product: DPP® Syphilis Screen & Confirm

- First Dual POCT for Syphilis Enables Confirmation & Treatment At POC
- CE Marked October 2011, International Distribution being Established
- US 510(K) Clinical Trials 2012

**Developed in collaboration with the U.S. Centers for Disease Control**



CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
DPP® SYPHILIS
SCREEN & CONFIRM
Actual Size
Accurate Reliable Rapid Point of Care Syphilis Testing
• Accurate Results with documented sensitivity and specificity - CE Mark Granted
• Sensitivity of a Treponemal IgG / IgM antibody test combined with infection status of a non-Treponemal test - No waiting for Reflex Testing
• Minimal patient sample required - 10 µl whole blood or 5 µl of serum or plasma
• Actionable Rapid 20 minute Results - immediate therapeutic decisions
• Simple to perform and read at Point Of Care
• Room Temperature testing, shipping, and storage
Positive control line (C) and reactive line in the TEST 1 and or Test 2 is a reactive result.
1 2 C
Treponemal Reactive
1 2 C
Non-Treponemal Reactive
1 2 C
Treponemal & Non-Treponemal Reactive




CHEMBIO

# Financial Summary - FY2009-2011 Results

- Product Revenue Growth of 40.8% over period to $17.4MM in 2011
- Gross Margin Growth of 60% over period to $9.4MM in 2011
- Non-Recurring Items Included in Net Income
  - $1.5MM QTDP Grant in 2010 credited to R&D Expense
  - $.3MM 2010 Expense related to possible Strategic Transaction
  - 2011 – Recognition of deferred tax asset valuation allowance of $5.1MM



(millions)

Revenue: $19.4

Gross Profit: $9.4

Net Income: $6.2

# Three Months & Years Ended Dec. 2011 & 2010 Selected Financial Results

| in (000's) | 3 Mo. Dec. 31, 2011 | | 3 Mo. Dec. 31, 2010 | | Y/E Dec. 31, 2011 | | Y/E Dec. 31, 2010 | |
|---|---|---|---|---|---|---|---|---|
| Net Product Revenues | $ 5,906 | | $ 5,179 | | $ 17,422 | | $ 13,516 | |
| Non-Product Revenues | 310 | | 488 | | 1,966 | | 3,188 | |
| **TOTAL REVENUES** | **$ 6,216** | | **$ 5,667** | | **$ 19,388** | | **$ 16,705** | |
| **GROSS MARGIN** | **2,743** | 44% | **2,491** | 44% | **9,390** | 48% | **8,101** | 48% |
| **OPERATING COSTS:** | | | | | | | | |
| Research and development expenses | 1,181 | 19% | (236) | -4% | 4,878 | 25% | 2,586 | 15% |
| Selling, general and administrative expense | 1,011 | 16% | 797 | 14% | 3,424 | 18% | 2,941 | 18% |
| | 2,192 | | 561 | | 8,302 | | 5,527 | |
| **INCOME FROM OPERATIONS** | **551** | | **1,930** | | **1,088** | | **2,574** | |
| **OTHER INCOME (EXPENSES):** | **(3)** | | **(3)** | | **(12)** | | **(15)** | |
| **NET INCOME-Before Taxes** | **547** | 9% | **1,927** | 34% | **1,076** | 6% | **2,559** | 15% |
| **Income tax (benefit) provision** | **(5,133)** | | **46** | | **(5,133)** | | **46** | |
| **NET INCOME** | **5,681** | 91% | **1,881** | 33% | **6,209** | 32% | **2,513** | 15% |

CHEMBIO

# Revenue Growth by Category: 2009-2011



($000s)

**Legend:**
- 2009
- 2010
- 2011

**Lateral Flow HIV Test, US Market**
- $5,241
- $5,281
- $7,209

**Lateral Flow HIV Test, Int'l Market**
- $5,552
- $6,830
- $5,657

**Other Tests**
- $959
- $777
- $301

**DPP Revenues**
- $2,082 ($1,462 + $620)
- $3,816 ($3,188 + $628)
- $6,246 ($1,991 + $4,255)

DPP Revenue - Other
DPP Revenue - Products

CHEMBIO

# Potential Impact of OEM & Branded Products on Revenue*



*This portrays one scenario of the potential impact of new products. It is based on a number of assumptions, including but not limited to regulatory approvals, market demand, market share, sales and marketing, and pricing, of which there can be no assurance*

15

# CEMI Selected Share & Balance Sheet Data

**(in millions except per share and daily volume data)**

| Ticker Symbol (OTC-QB) | CEMI |
|---|---|
| Price 2/22/12 | $0.475 |
| 52-Week High | $0.580 |
| 52-Week Low | $0.210 |
| Outstanding Shares | 63.3 |
| Market Capitalization | $30.1 |
| Fully Diluted Shares | 69.7 |
| Management Holding | 12.5 |
| Average Daily Volume (3 months) | 35,500 |

| ($ in millions) | Dec'11 | Dec. '10 |
|---|---|---|
| Cash | $ 3,011 | $ 2,136 |
| Total Current Assets | 8,992 | 7,637 |
| Total Assets | $ 15,486 | $ 9,086 |
| Total Current Liabilities | 2,858 | 3,076 |
| Total Liabilities | 2,991 | 3,277 |
| Total Equity | 12,495 | 5,809 |
| Total Liabilities & Stockholders' Equity | $ 15,486 | $ 9,086 |

| Options | Amt. | Avg. Ex. Price |
|---|---|---|
| 4.84MM held by Mgmt. & Board | 6.33MM | $0.229 |

CHEMBIO

16

# Organization & Facility

- *FDA & USDA- Approved Development & Manufacturing Facility*

- *28,000 Sq. Ft. Leased Facility in Medford, NY*



**TOTAL EMPLOYMENT**
**Approx. 159**

Operations — 116

SG&A — 13

Research & Development — 21

Reg. & Clinical QA & QC — 9

# Leadership

| Executive | | Joined Company |
|-----------|---|---------------|
| Lawrence Siebert | Chairman & CEO | 2002 |
| Richard Larkin | CFO | 2003 |
| Javan Esfandiari | SVP R&D | 2000 |
| Tom Ippolito | VP Regulatory, Clinical, QA/QC | 2005 |
| Rick Bruce | VP Operations | 2000 |

| Independent Directors | Joined Board |
|----------------------|--------------|
| Gary Meller, MD, MBA | 2005 |
| Katherine Davis, MBA | 2007 |
| Barbara DeBuono, MD, MPH | 2011 |
| Peter Kissinger, Ph.D | 2011 |

CHEMBIO

# Anticipated Milestones 2012-13

## Product Revenues & Operating Results

- Full Year of New Products Launched in Brazil through FIOCRUZ
- Launch of DPP® HIV & Syphilis Tests in Global & US Markets
- Increased Lateral Flow HIV Test Sales in U.S. & Global Markets

## Potential New Products & Marketing Collaborations

- Developments Related to Potential New Branded and/or OEM Products & Related Strategic Collaborations



## Clinical & Regulatory Programs for Branded Products

- **DPP® HIV Oral Fluid Test**
  - Completion of Clinical Trials
  - Submit Module III for DPP® HIV PMA Approval
  - CLIA waiver, Product Launch
  - Potential OTC FDA Submission Activities
- **Syphilis Screen & Confirm**
  - Completion of Clinical Trials
  - Submit to FDA for 510(K) Clearance for Product Launch
- **HIV OTC**
  - Potential OTC FDA Submission Activities for Sure Check® HIV @ DPP® HIV

CHEMBIO







CHEMBIO DIAGNOSTICS, INC.

2
Buffer
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
T C
ID
1
Sample
+
Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

# RAPID tests for EARLIER treatments

## Appendix

March 2012

# Comparative Selected Operating Results 2006-2011

| (in 000s) | 2011 | | 2010 | | 2009 | | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **REVENUES:** | | | | | | | | | | | | |
| Net Product sales | $ 17,422 | | 13,516 | | 12,372 | | 10,356 | | 8,765 | | 6,294 | |
| Non-product revenues | 1,966 | | 3,189 | | 1,462 | | 694 | | 466 | | 208 | |
| **TOTAL REVENUES** | **19,388** | | $ **16,705** | | $ **13,834** | | $ **11,050** | | $ **9,231** | | $ **6,502** | |
| Cost of sales | 9,998 | | 8,604 | | 7,974 | | 7,198 | | 6,435 | | 4,894 | |
| **GROSS MARGIN** | **9,390** | **48%** | **8,101** | **48%** | **5,860** | **42%** | **3,852** | **35%** | **2,796** | **30%** | **1,608** | **25%** |
| **OVERHEAD COSTS:** | | | | | | | | | | | | |
| Research and development expenses | 4,878 | 25% | 2,586 | 15% | 2,884 | 21% | 2,606 | 24% | 1,907 | 21% | 1,401 | 22% |
| Selling, general and administrative expenses | 3,424 | 18% | 2,941 | 18% | 2,659 | 19% | 3,317 | 30% | 3,765 | 41% | 4,787 | 74% |
| | 8,302 | | 5,527 | | 5,543 | | 5,923 | | 5,672 | | 6,188 | |
| **INCOME (LOSS) FROM OPERATIONS** | **1,088** | | **2,574** | | **317** | | **(2,071)** | | **(2,876)** | | **(4,580)** | |
| **OTHER INCOME (EXPENSES):** | | | | | | | | | | | | |
| Other income (expense) | - | | (4) | | (7) | | 96 | | 121 | | (57) | |
| Interest income | 6 | | 4 | | 9 | | 34 | | 145 | | 29 | |
| Interest expense | (19) | | (15) | | (10) | | (8) | | (17) | | (387) | |
| | (13) | | (15) | | (8) | | 122 | | 249 | | (415) | |
| **NET INCOME (LOSS) BEFORE INCOME TAXES** | **1,075** | | **2,559** | | **309** | | **(1,949)** | | **(2,627)** | | **(4,995)** | |
| Income tax (benefit) provision | (5,133) | | 46 | | - | | - | | - | | - | |
| **NET INCOME (LOSS)** | **6,208** | **32%** | **2,513** | **15%** | **309** | **2%** | **(1,949)** | **-18%** | **(2,627)** | **-28%** | **(4,995)** | **-77%** |
| Pref. Divid. '06/07, beneficial conversion feature in 2006 and effect of conversion in 2007 | - | | - | | - | | - | | 5,645 | | 3,210 | |
| **NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS** | $ **6,208** | | $ **2,513** | | $ **309** | | $ **(1,949)** | **-18%** | $ **(8,272)** | **-90%** | $ **(8,205)** | **-126%** |
| **Basic income (loss) per share** | $ **0.10** | | $ **0.04** | | $ **0.00** | | $ **(0.03)** | | $ **(0.57)** | | $ **(0.80)** | |
| **Diluted income (loss) per share** | $ **0.09** | | $ **0.04** | | $ **0.00** | | $ **(0.03)** | | $ **(0.57)** | | $ **(0.80)** | |
| Weighted average number of shares outstanding, basic | 62,998 | | 62,103 | | 61,946 | | 61,267 | | 14,608 | | 10,293 | |
| Weighted average number of shares outstanding, diluted | 68,450 | | 70,921 | | 75,042 | | 61,267 | | 14,608 | | 10,293 | |

CHEMBIO